Exhibit 99.10

STRICTLY PRIVATE & CONFIDENTIAL

From:	Vega SAS 16 Rue de la Ville-l'Évêque 75008 Paris France

To:

Emirates Telecommunications Group Company PJSC

To the attention of:

Mr. Masood M Sharif Mahmood,

Group CEO

Etisalat Building

Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street

Abu Dhabi, 3838

United Arab Emirates

(“Seller” or “you”)

By email
July 7, 2026

Re: Binding Offer

Dear Sir,

We are pleased to present for your consideration this binding offer (the “Binding Offer”) for the acquisition of the entire stake you hold in Vodafone Group PLC, a public limited company incorporated under the laws of England and Wales, having its registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, registered with Companies House under number 01833679 (the “Company”) (the “Proposed Transaction”) directly or indirectly through your wholly-owned subsidiary Atlas 2022 Holdings Limited, a limited liability exempted company incorporated under the laws of the Cayman Islands, having its registered office at 190, Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, registered with the Registrar of Companies of the Cayman Islands under number 387534 (the “Seller Subsidiary”).

While we appreciate that our Binding Offer is not solicited, we trust that the proposed price terms and structure will be deemed compelling to your Board of Directors, and further demonstrate that we would carry out the Proposed Transaction with the highest degree of transaction certainty to you, should you be willing to divest your stake in the Company. Please note that our Binding Offer relates to the contemplated purchase of all (and not part of) the shares you own in the Company, directly or indirectly.

The description of the Proposed Transaction and the terms described in this Binding Offer will form our entire, firm and irrevocable offer in relation to the Proposed Transaction, once and subject to the provisions of Section 6 and the receipt of the Seller Undertaking Letter (as defined below) as executed and delivered by Seller.

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1.	Purchaser

This Binding Offer is submitted by Vega SAS, a simplified joint-stock company (société par actions simplifiée) incorporated under the laws of France, having its registered office at 16, Rue de la Ville-l'Évêque, 75008 Paris, France, registered with the Paris Trade and Companies Register under number 908 731 912 (“Purchaser”), an acquisition vehicle wholly-owned by Maya SAS, a simplified joint-stock company (société par actions simplifiée) incorporated under the laws of France, having its registered office at 16, Rue de la Ville-l'Évêque, 75008 Paris, France, registered with the Paris Trade and Companies Register under number 811 282 789 (“Purchaser Parent”).

As you will note below, this Binding Offer and Purchaser’s undertakings hereunder are guaranteed by Purchaser Parent, which is the holding company of the entire iliad group.

The Purchaser Parent is the ultimate holding company of the Niel family’s telecoms group, the largest private telecoms investor in Europe. Founded and led by Xavier Niel, the group has built a portfolio of leading fixed and mobile operators across Europe and Latin America, held principally through iliad Holding and NJJ. Its principal interests include iliad (France, Italy and Poland), Tele2 (Sweden, the Baltics), Millicom (Central and South America), Eir (Ireland), Salt (Switzerland) and Monaco Telecom. Taken together, these assets connect approximately 139 million subscribers across some 20 countries and generate around €24 billion of annual revenues, positioning the group as the 5th-largest telecoms operator in Europe and the 3rd-largest in Latin America.

Beyond telecoms, Xavier Niel is one of Europe's most active technology investors and entrepreneurs, backing a broad ecosystem of innovation initiatives, which underscores the depth of the group's commitment to the European digital and connectivity sectors.

2.	Purchased Shares and Price

We would acquire all (and not part of) the shares that Seller (or Seller Subsidiary) owns in the Company, i.e. 3,944,743,685 ordinary shares of US$0.20 20/21 each in the capital of the Company (the "Shares" and each a "Share"), representing approximately 16.21% of the Company’s issued share capital and 17.13% of its total voting rights based on a total issued share capital of 24,328,378,589 shares and 23,027,555,926 total outstanding voting rights as of June 30, 2026.

The price per Share to be received by Seller (or Seller Subsidiary, as applicable) reflects a value of GBX 112.5 (one hundred twelve point five pence) per Share, representing a 15% premium to the closing price of the Shares on July 6, 2026. This price includes a price per Share of GBX 110.4792 (one hundred ten point four seven nine two pence) (the “Price per Share”) to be paid on the Closing Date, and the amount of the final dividend of 2.3625 eurocents per Share to be paid on July 30, 2026 by the Company to Seller (as proposed to be resolved on at the annual general meeting of the Company to be held on July 27, 2026) (the “Final Dividend”), converted at a GBP/EUR exchange rate of 1.1691, being the applicable exchange rate as at July 6, 2026.

The aggregate purchase price for all the Shares will be equal to the Price per Share multiplied by the total number of Shares (the “Aggregate Purchase Price”).

The Price per Share shall be reduced, as the case may be, by the per-share amount of any dividend or other distributions announced, declared, approved, paid or made (whether in cash or in kind) by the Company at any time between the date hereof and the Closing Date (included), including any dividend or distributions that have been announced, declared or approved but remain unpaid on or before the Closing Date (but excluding, for the avoidance of doubt, the Final Dividend).

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3.	Financing

On July 6, 2026, Purchaser entered into three separate equity-linked arrangements with, respectively, BNPP Financial Markets, Crédit Agricole Corporate and Investment Bank and Société Générale (each a “Bank” and together, the “Banks”), each for approximately 5.40% of the Company’s share capital, such that the three combined arrangements relate to an underlying amount of 16.21% of the Company’s share capital (each such arrangement, an “ELA” and together, the “ELAs”). The ELAs are all conditional upon Seller accepting the terms of this Binding Offer.

Subject to the provisions of this Binding Offer and of the Banks Undertaking Letters (as defined below), each Bank will acquire the Shares via off-market purchases, in the form of block trades directly from Seller or from Seller Subsidiary, as applicable, to hedge its obligations under the ELAs including in particular the physical delivery of the Shares to Purchaser under the ELAs in accordance with their terms upon maturity (assuming applicable Regulatory Approvals (as defined below) are obtained, failing which the ELAs will be settled in cash).

As a result, Seller would benefit from an immediate monetization of its entire stake and have no exposure to Purchaser’s Regulatory Approvals, thereby providing the utmost degree of transaction and funds certainty to Seller. The acquisition by Purchaser of the Shares, if applicable, would be by way of physical delivery under the ELAs, independent of Seller (or Seller Subsidiary)’s sale of the Shares to the Banks as part of the Block Trades pursuant to the Banks Undertaking Letters. Purchaser would be entirely responsible for the Regulatory Approvals.

You will find attached, as Exhibit A hereto, letters of undertaking from each of the Banks (the “Banks Undertaking Letters” and each a “Bank Undertaking Letter”). This Binding Offer comprises the offer set out herein and the Banks Undertaking Letters, and Seller’s obligation to transfer the Shares, Banks’s obligations to purchase the Shares and Purchaser’s obligation to proceed with the Proposed Transaction as described hereunder, will be satisfied if the completion of the Block Trades (as defined below) occurs under the Banks Undertaking Letters.

4.	Transaction Sequencing

Subject to the provisions of Section 6(a), Section 6(b), Section 11 and to the terms of the Banks Undertaking Letters, the Proposed Transaction would be completed under the following sequencing:

•	Upon Seller’s acceptance of this Binding Offer, in accordance with Section 6(b) below (the “Acceptance”):

o	Within three (3) Business Days (as defined below) from our receipt of your Acceptance, (i) Purchaser will notify each of the Banks in writing (the “Notice”), and the Banks shall proceed with corresponding block-trade acquisitions of shares from Seller or Seller Subsidiary (as applicable) in accordance with the terms of the Banks Undertaking Letters (the “Block Trades”) and (ii) Seller shall notify to Purchaser that it will, or that Seller Subsidiary will, sell the Shares (and such election shall be irrevocable).

o	As soon as practically possible from the receipt of our Notice by the Banks and from the date on which Seller and all the Banks have agreed upon a settlement method to transfer the purchased Shares from Seller to the Banks, in any event no later than seven (7) Business Days from (i) such date of receipt of the Notice if Seller transfers the Shares hereunder as part of the Block Trades, or (ii) the day of completion of the KYC Process by the three Banks if Seller Subsidiary transfers the Shares hereunder (as described in Section 10) (such date, the “Closing Date”) pursuant to the ELAs, the Banks will proceed with the simultaneous Block Trades for the Aggregate Purchase Price on a delivery versus payment (DvP) basis (or other method as agreed between the Seller and the Banks), in accordance with the terms of the Banks Undertaking Letters, as follows:

▪	BNPP Financial Markets will purchase 1,314,914,562 Shares;

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▪	Crédit Agricole Corporate and Investment Bank will purchase 1,314,914,562 Shares; and

▪	Société Générale will purchase 1,314,914,561 Shares,

in each case from Seller or from Seller Subsidiary, subject to the provisions of Section 10 below.

Upon closing of the Block Trades and Seller’s receipt of the Aggregate Purchase Price, Seller or Seller Subsidiary, as applicable, will immediately cease to be a shareholder of the Company, directly or indirectly.

Subject to the Acceptance of this Binding Offer by Seller as provided under Section 6(b) below:

•	Seller shall take all actions, give all instructions and execute all documents reasonably necessary to facilitate the timely settlement of the Block Trades, including providing any transfer instructions, authorities or documentation required by the Banks, their custodians or settlement agents; and

•	each Bank shall use all reasonable endeavours to procure and facilitate the timely performance of its obligations under its Bank Undertaking Letter.

If any Block Trade fails to settle on the Closing Date for any reason not attributable to the relevant Bank (including a failure by Seller to deliver the relevant Shares or a failure of Seller's custodian or settlement system, which shall be referred to as a “Seller Block Trade Default”) (a “Block Trade Failure”), that Bank shall not be liable to Seller or Seller Subsidiary, Purchaser, Purchaser Parent or any other person, for any loss, cost or expense arising from or in connection with such failure. In such circumstances, the relevant Bank may, in its sole discretion, by written notice to Purchaser and Seller, either (i) extend the Closing Date by up to three (3) Business Days, or (ii) require Purchaser and Seller to enter into good faith consultations with that Bank, in which case Purchaser and Seller agree to enter into such good faith negotiations with the Bank, with a view to agreeing a mutually satisfactory solution (which may include an alternative settlement mechanism, a revised timetable or an adjusted allocation of Shares among the Block Trades), such consultations to commence promptly and continue for a period of no longer than five (5) Business Days from the date of the Bank’s notice to Purchaser and Seller. If, following the expiry of the consultation period referred to in limb (ii), no mutually satisfactory solution has been agreed, the relevant Bank may withdraw from the relevant Block Trade without liability, by written notice to Purchaser and Seller.

For the avoidance of doubt, the obligation of each Bank to complete its Block Trade is several and not joint. The failure by any one Bank to complete its Block Trade shall not of itself give rise to any obligation on the part of any other Bank to increase its Block Trade or to acquire additional Shares.

5.	Regulatory Clearances

Purchaser and its legal counsel have conducted a preliminary analysis of the need for Purchaser to obtain Foreign Direct Investment and merger control approvals based on publicly available information (the “Regulatory Approvals”). We do not currently expect any undue delays or issues in clearing any of the Regulatory Approvals. As mentioned above, Purchaser’s ability to settle the ELAs via physical delivery of the Shares will be subject to obtaining the applicable Regulatory Approvals before each such settlement, but, in any event, such regulatory filings will not affect or prevent the completion of the Block Trades nor the payment of the Aggregate Purchase Price by the Banks to Seller (or Seller Subsidiary, as applicable) on the Closing Date in accordance with the Banks Undertaking Letters.

For the avoidance of doubt, the Banks shall bear no responsibility for, shall incur no liability and shall have no obligation in connection with, the obtaining of the Regulatory Approvals, which shall be the sole responsibility of Purchaser.

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6.	Entry into Force and Acceptance of the Binding Offer

a.	Entry into force of the Binding Offer

This Binding Offer will only come into force and become a valid, firm and irrevocable offer on the part of Purchaser, and be capable of Acceptance by Seller, upon Seller duly executing and delivering to Purchaser the undertaking letter attached as Exhibit B hereto (the “Seller Undertaking Letter”) on or prior to 6:00 p.m. U.K. time on July 8, 2026.

Once the Seller Undertaking Letter is executed and delivered by Seller, this Binding Offer will come into full force and effect for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged. For the avoidance of doubt, the execution of the Seller Undertaking Letter by Seller shall not constitute, and shall not be deemed to constitute, Acceptance by Seller, as provided in Section 6(b) below.

As a condition to Seller’s execution and delivery of the Seller Undertaking Letter, Seller shall, prior to such execution and delivery, provide Purchaser with documentary evidence, to Purchaser’s reasonable satisfaction, of its corporate authority to execute and deliver, and to be bound by, the Seller Undertaking Letter, referencing specifically the authority to agree to the arbitration provisions set forth therein and in the Banks Undertaking Letters. Such documentary evidence shall include a copy of the articles of association of Seller, and (i) a copy of an excerpt of the resolutions of the board of directors (or any other competent governing body) of Seller or (ii) a certificate by Seller’s company secretary, in each case, confirming the authority granted to the signatory or signatories acting for and on behalf of Seller, to validly execute and deliver the Seller Undertaking Letter and bind Seller under the Seller Undertaking Letter, with specific reference to its arbitration provisions and the arbitration provisions in the Banks Undertaking Letters.

b.	Acceptance

Our Binding Offer is valid for acceptance by Seller until 6:00 p.m. U.K. time on July 10, 2026, unless otherwise agreed upon in writing between Purchaser and Seller (such date, as amended if applicable, the “Expiry Date”).

If you wish to accept this Binding Offer, please notify us of your Acceptance in writing in accordance with Section 13 below, including a fully executed copy of this Binding Offer on behalf of Seller. If, having signed and delivered the Seller Undertaking Letter, you do not notify us of your Acceptance of this Binding Offer on or prior to the Expiry Date in accordance with the terms of this Section 6(b), this Binding Offer will automatically terminate and will not be capable of Acceptance, save for the provisions of Sections 13, 14 and 15 which shall survive termination and remain enforceable in accordance with their terms.

If Seller accepts the terms of this Binding Offer on or prior to the Expiry Date, the Binding Offer will become binding on Seller as of the date it is countersigned and delivered by Seller (the “Acceptance Date”), thereafter forming an agreement of which both Purchaser and Seller will be deemed to be parties (each a “Party” and together the “Parties”), as well as Purchaser Parent but solely for purposes of Section 9 below.

As a condition to Seller’s execution and delivery of the Acceptance, Seller shall, prior to such execution and delivery, provide Purchaser with documentary evidence, to Purchaser’s reasonable satisfaction, of its corporate authority to execute and deliver, and to be bound by, the Binding Offer, referencing specifically the authority to agree to the arbitration provisions set forth therein. Such documentary evidence shall include a copy of the articles of association of Seller, and a copy of an excerpt of the resolutions of the board of directors of Seller confirming the authority granted to the signatory or signatories acting for and on behalf of Seller, to validly execute and deliver the Binding Offer and bind Seller under the Binding Offer, with specific reference to its arbitration provisions authorizing the Proposed Transaction and the completion of the transactions contemplated hereby.

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By accepting and countersigning this Binding Offer, Seller irrevocably undertakes to the Purchaser and the Banks to transfer the Shares to the Banks as part of the Block Trades (whether directly or through Seller Subsidiary) in accordance with Section 4 above and otherwise in accordance with the provisions of this Binding Offer and of the Banks Undertaking Letters. Unless expressly agreed by Purchaser, Seller shall not be entitled to accept and countersign this Binding Offer if it is in breach of the exclusivity or confidentiality undertakings set forth in the Seller Undertaking Letter.

7.	Termination

a.	Termination Events

Subject to the Binding Offer coming into effect in accordance with Section 6(a) and to its Acceptance by Seller as provided under Section 6(b) above, this Binding Offer will terminate:

i.	by written notice delivered by Purchaser to Seller, upon the occurrence of any of the events listed in paragraphs (i) to (iv) of Section 7(b) below (each a “Purchaser Termination Event”); provided that such termination shall be without prejudice to any right of Purchaser under Section 15(d) below;

ii.	by written notice delivered by Seller to Purchaser, due to the failure by Purchaser to send the Notice to the Banks in accordance with Section 4;

iii.	automatically, upon non-satisfaction (or non-waiver, as the case may be) of any of the conditions set forth in Section 11 in accordance with the terms thereof; or

iv.	unless terminated pursuant to paragraphs (i), (ii) or (iii) above, automatically, if, by 6:00 p.m. UK time on August 20, 2026 (the “Long Stop Date”), the Block Trades have not been completed or the Aggregate Purchase Price for the Shares have not been paid to Seller, except for the provisions of Sections 7(b), 9, 13, 14 and 15, which shall survive termination and remain enforceable in accordance with their terms (the “Surviving Provisions”).

b.	Purchaser Termination Fee

If this Binding Offer is terminated by Seller in accordance with Section 7(a)(ii), or if it is terminated automatically on the Long Stop Date in accordance with Section 7(a)(iv), Purchaser undertakes to pay to Seller a termination fee equal to five hundred million United States dollars (USD 500,000,000) (the “Purchaser Termination Fee”), except in the following circumstances:

i.	where the Seller Termination Fee (as defined in the Seller Undertaking Letter) is due in accordance with the terms of the Seller Undertaking Letter;

ii.	in case of a Seller Block Trade Default, or Seller’s or Seller Subsidiary’s failure to complete the KYC Process in accordance with Section 10;

iii.	following a breach by Seller of its obligations under this Binding Offer (including under Sections 4 and 6(b) above); or

iv.	in the event that any of the conditions set forth in Section 11 below has not been satisfied or waived in accordance with its terms,

(such event, excluding any Purchaser Termination Event under (i) to (iv) above, a “Termination Fee Event”).

Purchaser shall pay the Purchaser Termination Fee to Seller on the later of (i) the date that is five (5) Business Days after any Termination Fee Event, or (ii) the date that is three (3) Business Days after notification by Seller to Purchaser of its bank account details for payment of the Purchaser Termination Fee, in accordance with Section 13 below; unless such Termination Fee Event ceases to exist on or before such later date.

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The payment of the Purchaser Termination Fee shall be the sole, exclusive and definitive remedy and recourse of Seller in connection with this Binding Offer (including in relation to any expenses incurred in relation hereto) and Seller hereby irrevocably waives its rights to seek any other remedy, recourse or relief in connection with the non-completion of the Proposed Transaction.

Purchaser acknowledges that the payment of the Purchaser Termination Fee is an earnest payment for this Binding Offer and the Proposed Transaction, that it has assessed the risks and consequences of agreeing to the Purchaser Termination Fee, on the terms and subject to the conditions of this Section 7(b). Each of Purchaser and Seller agrees that the payment of the Purchaser Termination Fee in accordance with Section 7(b) is reasonable and proportionate to protect Seller’s legitimate interests in connection with its Acceptance of and entry into the Binding Offer. Seller acknowledges that it has entered into the Seller Undertaking Letter and into this Binding Offer, as applicable, in reliance on the Purchaser’s confirmation that it waives any right to seek relief from the performance of the payment of the Purchaser Termination Fee, in the circumstances set out in this Section 7(b).

8.	Warranties

Upon countersigning and delivery of this Binding Offer by Seller, the following warranties will be made:

1.	Seller warrants to Purchaser and to each of the Banks that, as at the Acceptance Date and as at the Closing Date, both for itself and Seller Subsidiary:

(a)	It is the sole owner of, and has the right to exercise all voting and other rights over, and is entitled to transfer the legal and beneficial title in, the Shares; provided that this warranty is made only on behalf of Seller Subsidiary if on the relevant date Seller Subsidiary is the owner of the Shares, or only on behalf of Seller if on the relevant date Seller is the owner of the Shares;

(b)	The Shares constitute the entirety of its legal and beneficial interest in the Company, and neither Seller, Seller Subsidiary nor any of their affiliates owns, holds, or has any right to acquire any other shares, equity interests, or other securities of the Company, whether issued or unissued;

(c)	The Shares are free and clear from any pledge, charge (fixed or floating), lien, mortgage, security interest, pre-emption right, option, right of first refusal, claim or other encumbrance or third-party right of any kind, or any agreement or arrangement to create any of the foregoing (or any right with a similar effect to the foregoing) and are capable of being transferred to the Banks in accordance with this Binding Offer and the Block Trades without the consent of any third party;

(d)	It is not aware of any inside information (as defined in the EU Market Abuse Regulation (Regulation (EU) 596/2014) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) (“UK MAR”)) relating to the Company or any of its securities and the Proposed Transaction will not constitute a violation of any “insider dealing”, “insider trading” or similar concepts under UK MAR, the EU Market Abuse Regulation, US securities laws and regulations, or any other laws and regulations applicable to it; and

(e)	It is not subject to any prohibition on dealing during a closed period (within the meaning of UK MAR) whether imposed by applicable law, regulation, contract, rule or internal policy in respect of the Company's securities.

2.	Each Party, for itself (and, in relation to Seller, both for Seller and Seller Subsidiary), warrants to the other and the Banks that, as at the Acceptance Date and as at the Closing Date:

(a)	It is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

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(b)	It has the necessary legal right, power and authority to present or to accept (as the case may be) this Binding Offer (as applicable), to execute the Proposed Transaction and to perform its obligations hereunder;

(c)	It is not insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to it, nor is it subject to any bankruptcy, insolvency, moratorium or similar proceedings under applicable laws;

(d)	The performance of its obligations hereunder have been duly authorized by its competent corporate bodies, as applicable, and no other corporate action is necessary to authorize any transaction contemplated hereunder nor (i) with respect to Purchaser only, the making of this Binding Offer and its execution, and (ii) with respect to Seller only, the execution of the Seller Undertaking Letter, the Acceptance or the completion of the Block Trades;

(e)	This Binding Offer and its Acceptance will constitute, once signed and delivered by the relevant Party, legally valid and binding obligations of such Party, enforceable in accordance with its terms;

(f)	No legal proceedings (including bankruptcy or other insolvency proceedings), arbitration, mediation or other dispute resolution process is ongoing, or pending in writing, the outcome of which would have a material and adverse effect on the ability of such Party to perform its obligations hereunder; and

(g)	The execution, delivery and performance of its obligations hereunder will not:

▪   result in a breach of any provision of its articles of association, by-laws or equivalent constitutional document;

▪	result in a breach of, or constitute a default under, any agreement or instrument to which it, or any of its affiliates, is a party or by which it is bound; and

▪   result in a breach of any applicable law, or of any order, judgment or decree of any court or governmental authority to which it, or any of its affiliates, is a party or by which it is bound.

9.	Purchaser Parent Guarantee

For purposes of guaranteeing the obligations of Purchaser hereunder, including, but not limited to, the warranties given under Section 8 above, Purchaser Parent, by countersigning this Binding Offer, agrees to guarantee the payment and the performance of all obligations of Purchaser hereunder (including as varied or supplemented) (the “Purchaser Guaranteed Obligations”). Purchaser Parent hereby agrees to guarantee irrevocably, absolutely and unconditionally, and as a primary obligation, that Purchaser shall fully, completely and timely perform all of the Purchaser Guaranteed Obligations. If Purchaser fails or refuses to perform any such obligations in accordance with the terms set forth in this Binding Offer, Purchaser Parent shall, upon written request of Seller, promptly perform (or cause Purchaser to perform) such obligations, as applicable. This guarantee is in addition to and without prejudice to, and not in substitution for, any rights Seller may now or in the future have or hold for the performance and observance of the Purchaser Guaranteed Obligations.

The guarantee set forth in this Section 9 is a continuing and absolute guarantee, and it will not be discharged, and will remain in full force and effect, until the full payment of any and all sums due and performance of the obligations required to be performed by Purchaser pursuant to this Binding Offer.

In the event that Purchaser Parent performs or is required to perform any of the Purchaser Guaranteed Obligations in lieu of Purchaser, Purchaser Parent shall be entitled to exercise, and shall have the benefit of, the same rights, remedies, defenses, limitations of liability and causes of action as Purchaser would have had in respect of such obligations under this Binding Offer.

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Purchaser Parent hereby warrants to Seller that each of the warranties set forth in paragraphs 2(a) through 2(g) in Section 8 above is true and accurate as if made by Purchaser Parent and as if each reference therein to the relevant Party were a reference to Purchaser Parent, mutatis mutandis, in each case solely in relation to the Purchaser Guaranteed Obligations.

10.	KYC Compliance

If the Shares are transferred by Seller Subsidiary as part of the Block Trades, Seller undertakes to (and procures that Seller Subsidiary will) complete promptly and in full all client identification procedures that the Banks may be required to carry out in connection with the Proposed Transaction and for purposes of the performance of their obligations under the Banks Undertaking Letters, in compliance with applicable laws, regulations and with the Banks’s internal requirements (including all applicable anti-corruption, anti-money laundering, anti-terrorist financing and other “know your customer” laws, regulations, rules and/or requirements) (the “KYC Process”), in each case to the reasonable satisfaction of the Banks and in a timely manner to enable the execution of the Block Trades within the timing set forth in Section 4 above.

Seller acknowledges and agrees that in the event of a failure to complete the KYC Process to the satisfaction of the Banks, the Banks shall not be obligated to execute the Block Trades nor to execute the transactions set forth in the Banks Undertaking Letters.

For the avoidance of doubt, if the Shares are transferred directly by Seller as part of the Block Trades, no KYC Process will be required and the provisions of this Section 10 shall not apply.

11.	Conditions

Notwithstanding any other provisions in this Binding Offer, the obligations of Purchaser pursuant to this Binding Offer and of the Banks pursuant to the Banks Undertaking Letters are subject to the satisfaction of the following conditions:

(a)	No public offer, takeover, tender or exchange offer, merger, demerger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, acquisition or disposal of all or substantially all assets, liquidation, carve-out or sale of business units or divisions, dissolution or any other transaction or arrangement having a similar object or effect, in each case involving (i) the Company or its securities, or, (ii) any of its affiliates or joint ventures that are material to the Company or any of their respective securities, having been announced, decided upon, implemented or completed between the date of this Binding Offer and the Closing Date (included); and

(b)	The warranties contained in Section 8 above being true, accurate and not misleading in all respects at and as of the Acceptance Date and the Closing Date.

The conditions set forth in this Section 11 are for the sole benefit of Purchaser and may only be waived, in all or part, by Purchaser in its sole discretion, by written notice to that effect.

If the conditions set forth in this Section 11 are not satisfied (or waived by Purchaser as provided above) on the Closing Date (as may be extended in accordance with Section 4), or if they become incapable of satisfaction on or before the Closing Date, this Binding Offer will automatically terminate, the Banks shall be released from any obligation to complete the Block Trades under the Banks Undertaking Letters, and no Bank shall have any liability to any Party arising from or in connection with such termination, save for the Surviving Provisions which shall survive termination and remain enforceable in accordance with their terms.

The obligations of the Banks pursuant to the Banks Undertaking Letters are further subject to the satisfaction of the additional conditions set forth therein.

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12.	Purchaser Confirmations

As of the date hereof, none of Purchaser, Purchaser Parent or any of their affiliates owns any shares in the Company.

Purchaser hereby confirms that it does not intend to make a public offer for the Company, and undertakes that it will disclose in its press release announcing the Proposed Transaction that it has no intention to make such an offer in accordance with Rule 2.8 of the Takeover Code for a period of twelve (12) months.

13.	Contact and Notice Details

Any notice or other communication under or in connection with this Binding Offer shall only be effective if it is made in writing and delivered to the relevant Party at its address (by courier or in-person delivery) or sent to its email address, as set out below:

(a)	If to Purchaser:

Vega SAS

For the attention of: Xavier Niel

Address: 16 Rue de la Ville-l'Évêque, 75008 Paris, France
E-mail address: [***].

With copy (not serving as a notice) to:

Arash Attar-Rezvani

Address: 1-5 rue Paul Cézanne, 75008 Paris, France
E-mail address: [***].

(b)	If to Purchaser Parent:

Maya SAS

For the attention of: Xavier Niel

Address: 16 Rue de la Ville-l'Évêque, 75008 Paris, France
E-mail address: [***].

With copy (not serving as a notice) to:

Arash Attar-Rezvani

Skadden, Arps, Slate, Meagher & Flom LLP

Address: 1-5 rue Paul Cézanne, 75008 Paris, France
E-mail address: [***].

(c)	If to Seller:

Emirates Telecommunications Group Co. PJSC

For the attention of: Masood M. Sharif Mahmood, e& Group CEO

Address: Etisalat Building, Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, Abu Dhabi, 3838, United Arab Emirates

E-mail address: [***].

With copy (not serving as a notice) to:

Ilya Kiykov, e& Group Chief Corporate Development Officer

Address: Etisalat Building, Intersection of Zayed The 1st Street and Sheikh Rashid Bin Saeed Al Maktoum Street, Abu Dhabi, 3838, United Arab Emirates

E-mail address: [***].

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provided that (i) Seller may provide details of any person who shall be copied to such notice for purposes of this Section 13 on giving notice to Purchaser, and (ii) a Party may change its notice details on giving notice to the other Party of the change, in accordance with the provisions of this Section 13.

Any notice given under this Binding Offer shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered by courier or in person, on delivery; and

(b)	if sent by e-mail, when sent provided that no notification of failure of transmission to the intended recipient is received,

and provided that any notice received after 6:00 p.m. U.K. time or on a day that is not a Business Day shall be deemed to be received at 9:00 a.m. U.K. time on the next Business Day.

For purposes of this Binding Offer, a “Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for business in London, in Paris and in the United Arab Emirates and, with respect to the Block Trades in particular, on which the settlement system necessary for the transfer of full ownership, free from any recourse or restriction, of the Shares is generally open and operating in such a way that such transfer can be effected in accordance with market practices in the relevant financial center.

14.	Confidentiality

As you will appreciate, this Binding Offer, together with all terms, conditions, pricing, and other information contained herein constitutes highly confidential information. From the Acceptance Date, you shall keep this Binding Offer and its contents (including the Banks Undertaking Letters) in the strictest confidence and shall not disclose, reproduce, publish, or otherwise make available the existence, terms, or substance of the same to any person or entity, except:

(a)	to those of your directors, officers, employees, legal counsel or other advisors who have a strict need to know such information for the purpose of evaluating and responding to this Binding Offer; or

(b)   as required by law or regulation or requested by any applicable governmental or other regulatory authority or by any relevant stock exchange.

We are mindful of your disclosure obligations to the Company under the terms of the Relationship Agreement you entered into on May 11, 2023. Any disclosure to the Company in relation to this Binding Offer, any of its exhibits or in relation to the Proposed Transaction shall be made in accordance with the provisions of the Seller Undertaking Letter.

The confidentiality obligations set forth in this Section 14 are for the benefit of, and enforceable by, each of the Banks.

15.	Miscellaneous

a.	General

This Binding Offer may constitute inside information and we assume you are aware of the restrictions and obligations relating to such information. This Binding Offer and its exhibits constitute our sole and entire offer in relation to the Proposed Transaction.

Each Party may sign this Binding Offer by electronic means using DocuSign or otherwise which, in any number of counterparts or otherwise, shall be sufficient to bind the Parties to the terms of this Binding Offer and no receipt of originals is necessary.

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b.	Amendments; No Waivers

Any provision of this Binding Offer, including the exhibits hereto, may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Seller, Purchaser and Purchaser Parent, or (ii) in the case of a waiver, by the Party against whom the waiver is to be effective.

No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by applicable law or in equity.

c.	Entire Agreement

This Binding Offer (including the exhibits hereto), the Seller Undertaking Letter and the Banks Undertaking Letters constitute the entire agreement among the Parties with respect to the subject matter of this Binding Offer and supersedes, cancels and annuls all prior agreements, negotiations, correspondence, undertakings, understandings, statements, representations, discussions and any other communications of the Parties, whether oral or written, with respect to the subject matter hereof.

d.	Reservation of Rights

Notwithstanding any other provisions of this Binding Offer or any of its exhibits, Purchaser and Purchaser Parent shall be entitled to seek damages, equitable relief (including specific performance) or any other remedy or relief against Seller in connection with the performance by Seller of its obligations under this Binding Offer.

e.	Severability

If any term, provision, covenant or restriction of this Binding Offer is held by an arbitral tribunal of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Binding Offer shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Binding Offer so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the Parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

f.	Costs

Except where this Binding Offer expressly provides otherwise, each Party shall bear its own fees and expenses incidental to the negotiation, preparation and execution of this Binding Offer, including attorneys’ and accountants’ and other professional advisors’ fees, as well as its own taxes, it being specified that all amounts referred to in this Binding Offer are all taxes included.

g.	Banks rights and obligations

i.	Prevalence of Banks Undertaking Letters

Notwithstanding anything to the contrary in this Binding Offer, the obligations of the Banks in connection with the Proposed Transaction shall be exclusively governed by the Banks Undertaking Letters. In the event of any conflict or inconsistency between the provisions of this Binding Offer and the Banks Undertaking Letters as regards the Banks's rights, obligations or liabilities, the Banks Undertaking Letters shall prevail. No provision of this Binding Offer shall be construed as imposing on any Bank any obligation, liability or duty beyond that expressly set out in the relevant Bank Undertaking Letter. For the avoidance of doubt, nothing in this paragraph shall limit, restrict or otherwise prejudice any right, benefit or protection conferred on any Bank under any other provision of this Binding Offer, including (without limitation) under this Section 15.

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ii.	Limitation of Liability

Notwithstanding any other provision of this Binding Offer, the Banks Undertaking Letters or otherwise:

(a)	subject to paragraph (c) below, the Banks shall have no liability whatsoever to Seller, Seller Subsidiary or any other person under or in connection with this Binding Offer or with the Banks Undertaking Letters, whether arising in contract, tort (including, without limitation, negligence), breach of statutory or other duty, restitution or otherwise, for any losses, damages, costs, expenses, claims or liabilities of any kind whatsoever or howsoever arising;

(b)	Seller acknowledges and agrees that its sole and exclusive remedy for any breach by the Banks of any of their respective obligations under or in connection with this Binding Offer or the Banks Undertaking Letters shall be the payment of the Purchaser Termination Fee by Purchaser to Seller in accordance with and subject to the terms of this Binding Offer, and the Seller shall have no other claim or remedy against any Bank (whether in contract, tort (including, without limitation, negligence), breach of statutory or other duty, restitution or otherwise) in respect of any such breach; and

(c)	nothing in this Binding Offer shall limit or exclude liability for fraud or fraudulent misrepresentation.

iii.	Third Party Beneficiary

Each Bank shall be entitled to enforce any rights expressed to be conferred on the Banks under Sections 3, 4, 5, 6(b), 8, 10, 11, 14 and 15 of this Binding Offer as if it were a party hereto, and the Parties agree that each such provision is intended to confer a benefit on, and be enforceable by, each Bank pursuant to the Contracts (Rights of Third Parties) Act 1999, provided that this Binding Offer may be rescinded or varied without the consent of any Bank only to the extent that such rescission or variation does not adversely affect the rights of the Banks hereunder.

h.	No Assignment

No Party may assign, transfer or otherwise dispose of all or any part of its rights, benefits or obligations under this Binding Offer and no remedy or liability arising hereunder or by reason hereof shall be assignable by any Party hereto.

i.	Governing Law; Arbitration

i.	Governing Law

This Binding Offer shall be governed by and construed under the laws of England, without regard to conflicts of laws principles.

ii.	Arbitration

Any dispute, claim, difference or controversy (including non-contractual disputes, claims, differences or controversies) arising out of, relating to or having any connection with this Binding Offer shall be referred to and finally resolved by arbitration under the arbitration rules of the London Court of International Arbitration (the “LCIA Rules”) in force at the time of the commencement of the arbitration, which (save as modified in this Section 15) are deemed to be incorporated by reference into this Section 15.

Capitalized terms used in this Section 15 that are not otherwise defined in this Binding Offer have the meaning given to them in the LCIA Rules.

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The following provisions shall apply to the arbitration:

(a)	the number of arbitrators shall be three (3). The arbitrators shall be appointed in accordance with the LCIA Rules, save that the claimant (or, if more than one claimant, the claimants jointly) may nominate one arbitrator in its Request and the Respondent (or, if more than one respondent, the respondents jointly) may nominate the second arbitrator for appointment by the LCIA Court. If either party fails to nominate its arbitrator, the LCIA Court shall appoint that arbitrator. The presiding arbitrator shall be nominated by the two (2) other arbitrators, in consultation with the parties, within thirty (30) calendar days of the appointment of the last of the two (2) arbitrators; if the parties’ arbitrators are unable to agree on a joint nomination, the presiding arbitrator shall be appointed by the LCIA Court; where there is more than one claimant and/or more than one respondent, unless otherwise agreed, the Parties hereby agree that they represent two separate sides for the purposes of the formation of the arbitral tribunal as claimant and respondent respectively;

(b)	the seat of the arbitration shall be London, England;

(c)	the language of the arbitration shall be English; all documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by a certified English translation; and

(d)	the arbitral award shall be final and binding on the Parties and may be entered and enforced in any court having jurisdiction.

Notwithstanding the provisions of this Section 15, each party shall have the right to seek interim injunctive relief in any court of competent jurisdiction.

iii.	Consolidation of arbitration

The Parties agree that, where any arbitration commenced under this Binding Offer raises issues that are substantially the same as, or connected with, issues raised in any other arbitration commenced under this Binding Offer or under any Related Agreement (as defined below), the LCIA Court may, upon the application of any Party and having regard to the interests of all Parties concerned:

(a)	order that such arbitrations be consolidated, in whole or in part, upon such terms as the LCIA Court considers appropriate;

(b)	order that such arbitrations be heard concurrently or sequentially; or

(c)	stay any of such arbitrations pending the determination of any other of them.

Without prejudice to the foregoing, the Parties further agree that:

(a)	the LCIA Court shall have the power to consolidate arbitrations commenced under this Binding Offer with arbitrations commenced under any Related Agreements, provided that the arbitration agreements in such Related Agreements are compatible as to the choice of applicable law, the number of arbitrators, and the seat of arbitration;

(b)	where arbitrations are consolidated, the LCIA Court may appoint a single tribunal to determine all consolidated proceedings, and any tribunal already appointed in any such arbitration shall be deemed to be functus officio upon the constitution of the consolidated tribunal, unless the LCIA Court directs otherwise;

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(c)	termination pursuant to paragraph (b) above of any tribunal already appointed is without prejudice to (i) the validity of any acts done or orders made by that tribunal prior to the termination, (ii) their entitlement to be paid their proper fees and disbursements, (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any like rule or provision, (iv) evidence adduced and admissible in arbitral proceedings after the order for consolidation, and (v) the parties' entitlement to legal and other costs incurred before termination;

(d)	each Party to this Binding Offer consents to: (i) the joinder of any affiliate of any Party hereto, or any party to a Related Agreement (as defined below), to any arbitration commenced hereunder, and (ii) be joined to any arbitration commenced under a Related Agreement, in each case where the LCIA Court considers such joinder necessary for the efficient and equitable resolution of all disputes arising out of or in connection with the same transaction or series of related transactions; and

(e)	for the purposes of this clause, "Related Agreement" means: (i) any agreement between any of the Parties hereto (or their respective affiliates) other than the ELAs, (ii) the Seller Undertaking Letter, and (iii) the Banks Undertaking Letters; which contain an arbitration clause providing for arbitration under the LCIA Rules and which relate to or arise out of the same transaction or series of related transactions as this Binding Offer.

The Parties acknowledge that this clause constitutes their written consent to consolidation, joinder, and concurrent hearing for the purposes of Article 22 of the LCIA Rules.

* * *

We are available should you need to discuss any details on the terms of this Binding Offer.

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This letter is executed as a deed and delivered on the date first stated above.

SIGNED as a DEED by Vega SAS, acting by its President Maya SAS, itself represented by Mr. Xavier Niel, duly authorized	/s/ Xavier Niel

SIGNED as a DEED by Maya SAS, acting by its President Mr. Xavier Niel, duly authorized	/s/ Xavier Niel

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This letter is acknowledged and accepted and executed as a deed and delivered as of _________ by:

SIGNED as a DEED by Emirates Telecommunications Group Co. PJSC

By countersigning this Binding Offer, the undersigned agree to be bound by its terms and to become a party hereto.

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Exhibit A

Banks Undertaking Letters

Attached separately.

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Exhibit B

Seller Undertaking Letter

Attached separately.

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